UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ORGANICELL REGENERATIVE MEDICINE, INC.

(Name of Issuer)

Shares of Common Stock $0.001 Par Value

(Title of Class of Securities)

09074L105

(CUSIP Number)

Albert Mitrani

4045 Sheridan Avenue. Suite 239

Miami Beach, FL 33140

Tel: 888-963-7881

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.

Albert Mitrani
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
7. Sole Voting Power
Number of Shares	166,790,190 shares
Beneficially
Owned by	8. Shared Voting Power
Each Reporting	-0-
Person With:
9. Sole Dispositive Power
166,790,190 shares

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
283,498,080 shares (including 116,707,890 shares held by Dr. Maria Mitrani, the Reporting Person’s spouse, over which shares Dr. Maria Mitrani has sole voting and dipositive power)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
25.7%
14. Type of Reporting Person
IN

1

EXPLANATORY NOTE

This Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2015, as previously amended by Amendment No. 1 on Schedule 13D filed with the SEC on August 7, 2015 (as so amended, the “Schedule 13D”), on behalf of Albert Mitrani (the “Reporting Person”), with respect to the common stock of Organicell Regenerative Medicine, Inc. (the “Issuer”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to amend and supplement certain information set forth below in the items indicated. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of capitalized terms not otherwise defined herein, remains in full force and effect.

ITEM 1. SECURITY AND ISSUER

Title of Class:  Common Stock, $0.001 par value

Issuer:	Organicell Regenerative Medicine, Inc., 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Amendment No. 2 is being filed by the Reporting Person;

(b)	The Reporting Person’s business address is 4045 Sheridan Avenue, Suite 239, Miami, Florida 33140;

(c)	The Reporting Person is employed as the Chief Executive Officer of the Issuer;

(d)    The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)     The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The additional shares of the Issuer’s common stock held by the Reporting Person as reported in Item 5(c) of and elsewhere in this Amendment No. 2 were issued to the Reporting Person pursuant to one or more of the Issuer’s equity incentive plans.

ITEM 4. PURPOSE OF TRANSACTION

The additional shares of the Issuer’s common stock acquired by the Reporting Person as reported in Item 5(c) of and elsewhere in this Amendment No. 2 were issued to the Reporting Person pursuant to one or more of the Issuer’s equity incentive plans. The Reporting Person has no definite plan to acquire or dispose of additional shares of the Issuer’s common stock in open market or private transactions, but may do so in the future, subject to compliance with the Exchange Act and the rules and regulations thereunder. In addition, while there is no definite plan to issue additional shares of the Issuer’s common stock to the Reporting Person under one or more of the Issuer’s equity incentive plans, the board of directors or a committee thereof may determine to issue awards of shares of common stock under such plans to the Reporting Person from time to time in the future.

2

Except as set forth in the preceding paragraph, the Reporting Person has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    Any additional extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)      Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)    Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)     As of the filing date of this Amendment No. 2, the Reporting Person beneficially owns 283,498,080 shares of the Issuer’s common stock (including 116,707,890 shares held by Dr. Maria Mitrani, the Reporting Person’s spouse, over which shares Dr. Maria Mitrani has sole voting and dipositive power), representing 14.0% of the class;

(b)    Of the 283,498,080 shares, the Reporting Person has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of 166,790,190 shares and Dr. Maria Mitrani, the Reporting Person’s spouse has sole power to vote or to direct the vote of 116,707,890 shares.

(c)     The Reporting Person has effected the following transactions in the class of securities reported on (the Issuer’s common stock) since the most recent filing of Schedule 13D (ss.240.13d-191):

Date	Nature of the Transaction	Number of Shares	Price

05/01/2020	Award under Management and Consultant Performance Plan	13,000,000	$0.031

05/15/2020	Award under Management and Consultant Performance Plan	10,000,000	$0.040

05/29/2020	Award under Management and Consultant Performance Plan	5,000,000	$0.085

08/25/2020	Award under Management and Consultant Performance Plan	5,000,000	$0.30

08/27/2020	Award under Management and Consultant Performance Plan	15,000,000	$0.179

09/03/2020	Award under Management and Consultant Performance Plan	5,000,000	$0.292

3

Date	Nature of the Transaction	Number of Shares	Price

09/17/2020	Award under Management and Consultant Performance Plan	5,000,000	$0.27

09/23/2020	Award under Management and Consultant Performance Plan	7,000,000	$0.28

12/21/2020	Board approved bonus grant of shares	15,000,000	$0.12

01/27/2021	Award under Management and Consultant Performance Plan	5,000,000	$0.086

02/10/2021	Award under Management and Consultant Performance Plan	5,000,000	$0.1075

04/06/2021	Award under Management and Consultant Performance Plan	5,000,000	$0.065

04/29/2021	Rule 144 Open Market Sale	50,000	$0.485

04/30/2021	Rule 144 Open Market Sale	50,000	$0.499

05/04/2021	Rule 144 Open Market Sale	50,000	$0.40

05/05/2021	Rule 144 Open Market Sale	50,000	$0.30

05/05/2021	Rule 144 Open Market Sale	25,000	$0.285

05/06/2021	Rule 144 Open Market Sale	40,000	$0.26

05/07/2021	Rule 144 Open Market Sale	40,000	$0.26

05/07/2021	Rule 144 Open Market Sale	28,914	$0.252

05/07/2021	Rule 144 Open Market Sale	21,086	$0.255

05/10/2021	Rule 144 Open Market Sale	50,000	$0.26

05/11/2021	Rule 144 Open Market Sale	50,000	$0.35

05/11/2021	Rule 144 Open Market Sale	25,000	$0.281

05/12/2021	Rule 144 Open Market Sale	50,000	$0.265

05/13/2021	Rule 144 Open Market Sale	50,000	$0.27

05/14/2021	Rule 144 Open Market Sale	50,000	$0.248

05/17/2021	Rule 144 Open Market Sale	50,000	$0.204

05/17/2021	Rule 144 Open Market Sale	25,000	$0.20

05/18/2021	Rule 144 Open Market Sale	50,000	$0.22

05/19/2021	Rule 144 Open Market Sale	50,000	$0.252

05/19/2021	Rule 144 Open Market Sale	50,000	$0.20

4

Date	Nature of the Transaction	Number of Shares	Price

05/20/2021	Rule 144 Open Market Sale	58,564	$0.19

05/20/2021	Rule 144 Open Market Sale	41,436	$0.195

05/21/2021	Rule 144 Open Market Sale	50,000	$0.185

05/24/2021	Rule 144 Open Market Sale	50,000	$0.18

05/25/2021	Rule 144 Open Market Sale	50,000	$0.193

05/25/2021	Rule 144 Open Market Sale	50,000	$0.196

05/26/2021	Rule 144 Open Market Sale	40,000	$0.192

05/27/2021	Rule 144 Open Market Sale	50,000	$0.18

05/27/2021	Rule 144 Open Market Sale	37,650	$0.182

05/27/2021	Rule 144 Open Market Sale	12,350	$0.185

05/28/2021	Rule 144 Open Market Sale	50,000	$0.183

06/01/2021	Rule 144 Open Market Sale	50,000	$0.193

06/02/2021	Rule 144 Open Market Sale	40,000	$0.173

06/02/2021	Rule 144 Open Market Sale	50,000	$0.16

06/04/2021	Rule 144 Open Market Sale	50,000	$0.139

06/04/2021	Rule 144 Open Market Sale	50.000	$0.14

06/07/2021	Rule 144 Open Market Sale	50,000	$0.124

06/07/2021	Rule 144 Open Market Sale	50,000	$0.126

06/08/2021	Rule 144 Open Market Sale	50,000	$0.126

06/08/2021	Rule 144 Open Market Sale	50,000	$0.143

06/09/2021	Rule 144 Open Market Sale	50,000	$0.152

06/09/2021	Rule 144 Open Market Sale	40,000	$0.15

06/10/2021	Rule 144 Open Market Sale	50,000	$0.145

06/10/2021	Rule 144 Open Market Sale	100,000	$0.139

06/11/2021	Rule 144 Open Market Sale	50,000	$0.135

5

Date	Nature of the Transaction	Number of Shares	Price

06/14/2021	Rule 144 Open Market Sale	14,219	$0.14

06/14/2021	Rule 144 Open Market Sale	35,781	$0.145

06/15/2021	Rule 144 Open Market Sale	50,000	$0.16

06/16/2021	Rule 144 Open Market Sale	50,000	$0.161

06/16/2021	Rule 144 Open Market Sale	40,000	$0.146

06/17/2021	Rule 144 Open Market Sale	50,000	$0.14

(d)	None.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2021

Date

/s/ Albert Mitrani

Albert Mitrani

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

7